Date April 20, 2016

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Great Panther Silver Limited (the “Company”)
Registration Statement on Form F-10 (File No. 333-199119)

We write with respect to the prospectus supplement of the Company dated April 20, 2016 (the “Prospectus Supplement”) with respect to the offering by the Company of up to US$10,000,000 of common shares of the Company, to be filed with the United States Securities and Exchange Commission (the “SEC”) on April 21, 2016.

We hereby consent (the “Consent”) to being named in the Prospectus Supplement under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement.

We further consent to this Consent being furnished to the SEC under cover of Form 6-K and the incorporation by reference of this Consent into the Company’s Form F-10 Registration Statement.

This letter is delivered to the addressees pursuant to the requirements of securities legislation. In giving this consent we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended or the rules and regulations promulgated thereunder..

Yours truly,

“McMillan LLP”